Exhibit 23.3

Consent of Independent Auditors

We consent to the use of our report dated April 29, 2011, with respect to the consolidated balance sheets of Graceway Pharma Holding Corp. and subsidiaries (the Company) as of December 31, 2010 and 2009, and the related consolidated statements of operations, members’ deficit/stockholders’ deficit and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2010, incorporated by reference herein and to the reference to our firm under the heading “Experts” in the prospectus, which report appears in the Form 8-K/A of Medicis Pharmaceutical Corporation filed on February 16, 2012.

Our report dated April 29, 2011 contains an explanatory paragraph that states that the Company has incurred losses from operations, due principally to lost revenue from a key product, has a net capital deficiency at December 31, 2010, is in default of certain debt covenants and expects that its existing capital resources and cash flows from operations will be inadequate to satisfy its debt service and liquidity requirements. These matters raise substantial doubt about the Company’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ KPMG LLP

Philadelphia, Pennsylvania

May 10, 2012